DE 00-287

                            NATIONAL GRID GROUP, PLC

                         Petition for Approval of Merger

                    Order Approving Petition with Conditions

                              0 R D E R N 0. 23,640

                                February 20, 2001


     On December 21, 2000, National Grid Group, plc ("NGG") filed a petition seeking the approval by the New Hampshire Public Utilities Commission (Commission) of an agreement whereby the stock of NGG would be acquired by New National Grid, Ltd. NGG is the ultimate corporate parent of Granite State Electric Company (GSEC) and New England Power Company (NEP), both of which are New Hampshire public utilities within the meaning of RSA 362:2. GSEC is an electric distribution utility providing retail service to New Hampshire customers; NEP operates at the wholesale level and, therefore, its rates, terms and service are regulated by the Federal Energy Regulatory Commission.

     As noted in the petition, NGG indirectly acquired both GSEC and NEP as part of NGG's merger with New England Electric System (NEES), a transaction approved by the Commission in 1999. The transaction at issue in the instant petition arises out of an Agreement and Plan of Merger and Scheme of Arrangement entered into between NGG and Niagara Mohawk Holdings, Inc. (Niagara Mohawk), parent of Niagara Mohawk Power Company and other subsidiaries. The result of this agreement would be that New National Grid, Ltd. would become the ultimate corporate parent of Niagara Mohawk and its subsidiaries, as well as GSEC, NEP and NGG's other current affiliates.

     NEES was renamed National Grid USA subsequent to its acquisition by NGG. According to its web site, National Grid USA and its subsidiaries serve 1.7 million customers in Massachusetts, Rhode Island and New Hampshire. The National Grid USA web site also states that NGG's business in the United States would roughly double in size as the result of acquiring Niagara Mohawk. NGG itself is based in the United Kingdom and has annual revenues in excess of $5 billion.

     According to NGG, the proposed merger will result only in a technical change in control of NGG and its subsidiaries, but will not have any impact on the managerial or financial structure of GSEC or NEP, nor will it affect the rates, terms service or operation of GSEC in New Hampshire. NGG therefore seeks the Commission's approval of the proposed transaction pursuant to RSA 374:33 and RSA 369:8, II.

     In Order No. 23,470, approving the proposed merger of EnergyNorth, Eastern Enterprises and KeySpan Corporation, EnergyNorth Natural Gas, Inc. (May 8,
2000), and in Order No. 23,308, approving the proposed merger of New England Electric System and National Grid Group plc, New England

Electric System, 84 NH PUC 502 (October 4, 1999), the Commission discussed at some length the statutory framework within which it must act in considering acquisitions of New Hampshire public utilities and/or their parent companies. The Commission determined that mere representations are not sufficient to satisfy the statutory requirement of RSA 369:8, II, concluding that the Commission must independently verify that no adverse effect on the rates, terms, service or operation of the utility to be acquired will occur.

     Under the public interest standard of RSA 374:33 and the "no adverse effect" standard of RSA 369:8 to be applied by the Commission where a utility or public utility holding company seeks to acquire, directly or indirectly, a jurisdictional utility, the Commission must determine that the proposed transaction will not harm ratepayers. New NGG is only a temporary shell. Once the transaction is complete, the result would be no different from the situation in which NGG bought Niagara Mohawk outright, a transaction over which the Commission would have no jurisdiction. The use of the New NGG to accomplish the Niagara Mohawk purchase has no adverse impact on customers of GSEC. After careful review of the petition, accompanying direct testimony of Jonathan M.G. Carlton and William T. Sherry and the representations of the petitioner noted herein, we have determined that the transaction is reasonable, lawful, proper and in the public interest and will not have an adverse effect on the rates, terms, service or operation of GSEC or, to the extent NEP is regulated by the Commission, of NEP. However, we make that determination subject to certain conditions.

     We note that Mr. Carlton's testimony contains a representation that any acquisition premium paid by NGG to acquire Niagara Mohawk will be "pushed down,' i.e., will be recorded on the books of the Niagara Mohawk companies rather than on the books of NGG or National Grid USA. The result is that this acquisition premium cannot be charged either to GSEC or NEP, an accounting treatment that is consistent with NGG's representation that the merger will have no impact on charges paid by New Hampshire ratepayers. We expressly condition our approval of the transaction at issue here on NGG's proposed "push down" treatment of the Niagara Mohawk acquisition premium.

     Secondly, we note that NGG's filing makes no reference to the possibility that the Niagara Mohawk acquisition will yield synergies that would reduce the cost of service throughout the National Grid USA system. We expressly condition our approval of the transaction on any such synergies being passed along, on an equitable basis, to NGG's New Hampshire ratepayers.

     Finally, we note that subsequent to the merger, the Commission will continue to exercise regulatory jurisdiction over the rates, services, and operations of GSEC following completion of the subject merger. In that regard, we place GSEC and NEP on notice that the Commission expects them, pursuant to RSA 374:4, to provide the Commission Staff thirty (30) days notice in advance of any changes in any operating areas that may result from the adoption of any "best practices" as a result of the merger or otherwise.

     Based upon the foregoing, it is hereby

     ORDERED, that the proposed acquisition of National Grid Group, plc by New National Grid Group, Ltd. is hereby approved, subject to the conditions set forth in this order; and it is


     FURTHER ORDERED, that the authority granted to National Grid Group, plc to complete its acquisition by New National Grid Group, Ltd. shall be exercised within one year, and shall not be exercised thereafter without further order of the Commission.

     By order of the Public Utilities Commission of New Hampshire this twentieth day of February, 2001.


_____________________________________         __________________________________
           Douglas L. Patch                            Susan S. Geiger
               Chairman                                 Commissioner




Attested by:


_____________________________________
Kimberly Nolin Smith
Assistant Secretary

                                    DE 00-287

                        Dissent of Commissioner Brockway


     Today the Commission approves a merger between National Grid Group (NGG) and Niagara Mohawk. Because I believe the risks to New Hampshire consumers from this merger outweigh any conceivable benefit, I cannot join my colleagues in finding that the merger poses no adverse impact on New Hampshire consumers as required by RSA 369:8, II.

     In my dissent in the Consolidated Energy/Northeast Utilities merger case, Order No. 23,594 (December 6, 2000), I set out in some detail the issues of size and remoteness that increasingly suggest caution is warranted before approving further multi-state mergers, particularly in the turbulent electricity industry. I will not repeat that discussion here, except to highlight one or two aspects of the pending transaction.

     This merger will double NGG's utility holdings in the United States, and thus effectively cut in half the New England aspect of NGG's United States presence. This is troubling for a number of reasons.

     First, it dilutes the effectiveness of the informal oversight mechanisms we have nurtured in New England to address markets where we no longer have direct jurisdiction. Interstate transmission and wholesale generation markets are two electricity industry functions over which we have no direct authority. The Federal Energy Regulatory Commission (FERC) has yet to demonstrate the vigorous hands-on oversight of emerging markets necessary to inspire confidence that such markets will produce just and reasonable rates. The New England Conference of Public Utilities Commissioners and the Council of New England Governors provide forums for developing an understanding of New England's interest in FERC decisions, and promoting that interest in Washington. If we stand by as a major New England utility becomes a major United States utility, we are going down a path towards diminution of the voice of New England in matters that deeply concern us before the FERC.

     Second, the larger NGG grows in the United States, the more powerful its voice becomes in federal-level proceedings. NGG remains a largely unknown quantity, having begun its investments in the United States only recently. It is not possible to anticipate with any confidence what policies NGG may desire to promote at the national level, and thus we do not know what policies we are facilitating by accommodating this merger.

     Third, the larger the firm, the less important New Hampshire is going to be to the firm. We cannot quantify the extent to which service quality or New Hampshire focus will be diluted as New Hampshire becomes a yet smaller part of NGG's operations. However, the recent experience with other large mergers suggests that we cannot ignore this likelihood. As I said in my ConEd/NU dissent, it is virtually impossible for regulation to overcome this natural effect by redoubling the vigor of its oversight.

     In addition to the size and remoteness concerns touched on above, I am concerned that larger and more complicated holding company structures make proper regulatory accounting more difficult, if not impossible. Because of the difficulty of policing affiliate transactions, I question the weight we can give to an agreement by NGG not to expose Granite State Electric Company customers to the risk of paying any part of the acquisition premium. Even without the acquisition premium, affiliate transactions provide a matrix within which cross-subsidies can easily grow unchecked.

     In its decision approving the ConEd/NU merger, the Commission relied upon the New Hampshire Supreme Court's opinion in Grafton County Electric Light & Power Co. v. State, 77 N.H. 539 (1915). See Order No. 23,594, slip op. at 22 (discussing RSA 369 "public good" determination as enumerated in Grafton County). The Grafton County case does not require that we approve unreasonable transactions. The Grafton County merger was entirely intrastate, and did not raise the concerns about transfer of power and jurisdiction to the Federal government. I respectfully dissent.


                                         ________________________________
                                                 Nancy Brockway
                                                   Commissioner

                                               February 20, 2001



Attested by:


______________________________
Kimberly Nolin Smith
Assistant Secretary